SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Daqo New Energy Corp.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G26583 107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G26583 107	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Fei Ge (“Mr. Ge”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

11,283,750 ordinary shares, which consist of (i) 10,890,000 ordinary shares held by Ruian International Limited (“Ruian”), a British Virgin Islands company solely owned and controlled by Mr. Ge, and (ii) 393,750 ordinary shares issuable upon exercise of options held by Mr. Ge that are exercisable within 60 days of December 31, 2011. Ruian may also be deemed to have sole voting power with respect to the 10,890,000 ordinary shares held by it.

	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,283,750 ordinary shares. See Item 5 above for detail. Ruian may also be deemed to have sole dispositive power with respect to the 10,890,000 ordinary shares held by it.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,283,750 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. G26583 107	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Ruian International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,890,000 ordinary shares held by Ruian.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,890,000 ordinary shares held by Ruian.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,890,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. G26583 107	13G	Page 4 of 6 Pages

ITEM 1	(a).	NAME OF ISSUER:

Daqo New Energy Corp.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

666 Longdu Avenue Wanzhou, Chongqing 404000 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Fei Ge Ruian International Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For all Reporting Persons: c/o 66 Xinzhong Road Xinba, Yangzhong, Jiangsu Province People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

Fei Ge - People’s Republic of China. The place of organization of Ruian International Limited is the British Virgin Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G26583 107

ITEM 3.	Not Applicable

CUSIP NO. G26583 107	13G	Page 5 of 6 Pages

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the ordinary shares of Daqo New Energy Corp. (the “Ordinary Shares”) by the reporting persons is provided as of December 31, 2011:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Fei Ge	11,283,750	6.4%	11,283,750	0	11,283,750	0

Ruian International Limited	10,890,000	6.2%	10,890,000	0	10,890,000	0

Ruian is the registered holder of 10,890,000 Ordinary Shares. Mr. Ge is the ultimate sole shareholder of Ruian. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Ge may be deemed to beneficially own all of the Ordinary Shares held by Ruian.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATIONS:

Not applicable

CUSIP NO. G26583 107	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Fei Ge	/s/ Fei Ge
Name: Fei Ge

Ruian International Limited	/s/ Fei Ge
Name: Fei Ge
Title: Director